UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    October 13, 2017

Resona Holdings, Inc.

Sumitomo Mitsui Financial Group, Inc.

The Minato Bank, Ltd.

Kansai Urban Banking Corporation

The Kinki Osaka Bank, Ltd.

Notice concerning Partial Correction

to the “Notice concerning a Business Integration between The Minato Bank, Ltd.,

Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.”

Tokyo, October 13, 2017

The five companies, Resona Holdings, Inc., Sumitomo Mitsui Financial Group, Inc., The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd. hereby announce the following partial correction to our “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” published as of September 26, 2017. The corrected parts are shown with underlining:

III.  Implementation of the Share Exchanges (Scheduled)

4.	Grounds for the Allotment related to the Share Exchanges

(4) Measures to Ensure Fairness of the Business Integration and to Avoid Conflicts of Interest

(Before correction)

(Omitted)

Taking into account the facts that SMBC, a parent company of Kansai Urban, agreed to tender all of the 36,109,772 shares of Kansai Urban held by it (ownership percentage(*): 49.11%) to the Tender Offer for Minato Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Kansai Urban has taken the following measures in order to ensure fairness of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, and to avoid conflicts of interest.

(Omitted)

(After correction)

(Omitted)

Taking into account the facts that SMBC, a parent company of Kansai Urban, agreed to tender all of the 36,109,772 shares of Kansai Urban held by it (ownership percentage(*): 49.11%) to the Tender Offer for Kansai Urban Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Kansai Urban has taken the following measures in order to ensure fairness of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, and to avoid conflicts of interest.

(Omitted)

(Reference) Minato’s Consolidated Performance Forecast for the Current Fiscal Year (published on July 28, 2017) and Consolidated Results for the Previous Fiscal Year (Unit: yen)

(Before correction)

Minato	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	60,500	9,800	6,200	151.08
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	60,748	11,005	7,119	173.82

(After correction)
Minato	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	60,500	9,800	6,200	151.08
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	60,748	11,005	7,119	173.81

Regarding the page numbers for page 32 to 39

(Before correction)

Page numbers 32 to 39 were not inserted.

(After correction)

Page numbers 32 to 39 were inserted.

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